

SEC‌

**12013334**

SSION

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 50435 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01-01-11___ AND ENDING ___12-31-11___
                                             MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. M. Lummis Securities, Inc.

| | OFFICIAL USE ONLY |
|---|---|
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___50 Locust Avenue___
(No. and Street)

___New Canaan___            ___CT___            ___06840___
(City)                          (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Susan Galione        203-966-0005___
                                                                        (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Reynolds + Rowella, LLP___
(Name – if individual, state last, first, middle name)

___51 Locust Avenue Suite 303___    ___New Canaan___    ___CT___    ___06840___
(Address)                          (City)                  (State)       (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, _Susan Galione_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _J M Lummis Securities, INc._, as of _Dec. 31_, 20 _11_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_Vice President_
Title

_Cynthia M. Deee_
Notary Public _Exp. 3/31/2012_

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.M. LUMMIS SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2011



<u>J.M. LUMMIS SECURITIES, INC.</u>
<u>FINANCIAL STATEMENTS</u>
<u>DECEMBER 31, 2011</u>

Reynolds
&Rowella LLP

# TABLE OF CONTENTS





# Reynolds & Rowella LLP

expect **more** from us

Full Service Accounting & Financial Solutions

*Partners:*

Thomas F. Reynolds, CPA * Frank A. Rowella, Jr., CPA * Steven I. Risbridger, CPA * Scott D. Crane, CPA * Ben Maini, CPA * Dan Harris, CPA

## INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
J.M. Lummis Securities, Inc.
New Canaan, Connecticut

We have audited the accompanying statement of financial condition of J.M. Lummis Securities, Inc., (the "Company") as of December 31, 2011, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.M. Lummis Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 10, 2012

i

90 Grove Street, Suite 101, Ridgefield, CT 06877  203-438-0161
51 Locust Ave, Suite 303, New Canaan, CT 06840  203-972-5191
87 Old Ridgefield Road, Wilton, CT 06897  203-762-2419

Fax: 203-431-3570
email: info@reynoldsrowella.com
website: www.reynoldsrowella.com

## J.M. LUMMIS SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2011

### ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 8,928 |
| Due from clearing organization | 109,066 |
| Accounts receivable | 6,126 |
| **TOTAL ASSETS** | **$ 124,120** |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---:|
| **LIABILITIES** | |
| Accounts payable and accrued expenses | $ 8,323 |
| **TOTAL LIABILITIES** | 8,323 |
| **SHAREHOLDER'S EQUITY** | |
| Common stock, no par value | |
| 20,000 shares authorized, 100 shares issued and outstanding | 229,620 |
| Retained deficit | (113,823) |
| **TOTAL SHAREHOLDER'S EQUITY** | 115,797 |
| **TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY** | $ 124,120 |

See accompanying notes to the financial statements.

Reynolds
&Rowella LLP

## J. M. LUMMIS SECURITIES, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDING DECEMBER 31, 2011

| | |
|---|---:|
| **REVENUES** | |
| Bond commissions | $  839,412 |
| Money market commissions | 30,123 |
| | |
| TOTAL REVENUES | 869,535 |
| | |
| **OPERATING EXPENSES** | |
| Commissions | 408,500 |
| Allocated expenses (Note 2) | 360,000 |
| Transaction fees | 76,328 |
| Other | 43,769 |
| | |
| TOTAL OPERATING EXPENSES | 888,597 |
| | |
| NET LOSS BEFORE OTHER INCOME | (19,062) |
| | |
| **OTHER INCOME** | |
| Interest Income | 37 |
| | |
| NET LOSS | $  (19,025) |

See accompanying notes to the financial statements.

Reynolds
&Rowella LLP

EXHIBIT C

## J.M. LUMMIS SECURITIES, INC.
## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
## FOR THE YEAR ENDING DECEMBER 31, 2011

|  | Common Stock | | Retained | Total Shareholder's |
|  | Shares | Amount | Deficit | Equity |
|---|---|---|---|---|
| BEGINNING BALANCE - January 1, 2011 | 100 | $ 209,620 | $ (94,798) | $ 114,822 |
| Additional paid in capital | - | 20,000 | - | 20,000 |
| Net loss | - | - | (19,025) | (19,025) |
| ENDING BALANCE - December 31, 2011 | 100 | $ 229,620 | $ (113,823) | $ 115,797 |

See accompanying notes to the financial statements.

iv

Reynolds
&Rowella LLP

## J.M. LUMMIS SECURITIES, INC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDING DECEMBER 31, 2011

| | |
|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (19,025) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (775) |
| Prepaid expenses | 2,190 |
| Due from clearing organization | (34,094) |
| Accounts payable and accrued expenses | 1,885 |
| NET CASH USED IN OPERATING ACTIVITIES | (49,819) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Additional paid in capital | 20,000 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 20,000 |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (29,819) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 38,747 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 8,928 |

See accompanying notes to the financial statements.

v

Reynolds
&Rowella LLP

## J.M. LUMMIS SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2011

### NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### Nature of Business

J.M. Lummis Securities, Inc. (the "Company"), was incorporated on June 19, 1997 and is a wholly-owned subsidiary of J.M. Lummis and Company, Inc. (the "Parent"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC) and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist primarily of brokering corporate bonds, money market instruments and U.S. Treasury obligations.

#### Revenue Recognition

The Company records commissions when earned which is generally on the date the trade closes.

#### Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

#### Due from Clearing Organization

Due from clearing organization primarily represents cash held on deposit at a clearing organization to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization. Included in due from clearing organization is a $100,000 required deposit.

#### Accounts Receivable

Accounts receivable includes commissions which represent amounts due from other broker dealers for the execution of brokering transactions.

Accounts receivable are carried at the original amount less an estimate made for the allowance for doubtful accounts based on a review of outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering the customer's financial condition, credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as a reduction to bad debt expense when received. At December 31, 2011 there was no allowance for doubtful accounts.

J.M. LUMMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

## NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Property and Equipment

The Company's property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets. Property and equipment, with a total original cost of $3,809, was fully depreciated at December 31, 2011.

### Federal and State Income Taxes

The Company files a consolidated Federal income tax return with its Parent and combined State and local tax returns. The Parent has elected under the Internal Revenue Code to be taxed as an S Corporation. All federal and Connecticut State taxes owed by the Company will be the responsibility of the Parent or its shareholders. Based upon various apportionment rules and State and city income tax laws, the Company may be responsible for income taxes in States and cities in which the Company does business.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2008 through 2010 tax years are open for examinations by Federal, State and local tax authorities.

### Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

### Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement (the "Agreement") with the Parent because the Company and the Parent use all of the same vendors and the Parent processes all of the Company's vendor payments. In addition, the Company shares office



## J.M. LUMMIS SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2011

### NOTE 2 – RELATED PARTY TRANSACTIONS (continued)

space with the Parent. The Parent charges the Company approximately 20% of the shared expenses that are incurred. On a monthly basis, the amount that the Company pays for these expenses is $15,000. The Company will also pay the Parent $15,000 per month for salaries. This amount reflects salaries of the President, FINOP, trading assistant and IT person for the Company. The Company was charged $360,000 during 2011 under this Agreement. No amounts were owed at December 31, 2011.

The Company did not declare or pay a dividend to the Parent during the year ending December 31, 2011.

### NOTE 3 – NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2011, the Company's net capital balance as defined by SEC Rule 15c3-1 was $115,197, which exceeded the minimum requirement of $5,000. At December 31, 2011, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.07 to 1.0.

### NOTE 4– RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c-3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing broker or dealer.

### NOTE 5 – OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to a clearing organization on a fully-disclosed basis. Therefore, all of the customers' account balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization



## J.M. LUMMIS SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2011

### NOTE 5 – OFF-BALANCE SHEET RISK (continued)

monitor collateral on the customers' accounts. The clearing deposit of $100,000 is pursuant to this agreement and is included in receivables due from clearing organizations.

## SUPPLEMENTARY INFORMATION

## J.M. LUMMIS SECURITIES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND AGGREGATE INDEBTEDNESS
## AS OF DECEMBER 31, 2011

| | |
|---|---|
| TOTAL SHAREHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL | $ 115,797 |
| Deductions: | |
| Less non allowable assets: | |
| Cash- central depository registration | 600 |
| | |
| NET CAPITAL | $ 115,197 |
| | |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000) | 5,000 |
| | |
| EXCESS NET CAPITAL | $ 110,197 |
| | |
| EXCESS NET CAPITAL AT 1,000 PERCENT | $ 109,197 |
| | |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | |
| Total liabilities | $ 8,323 |
| | |
| Ratio of aggregate indebtedness to net capital | 0.07 to 1.0 |

## STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2011.

x

Reynolds
&Rowella LLP

<u>J.M. LUMMIS SECURITIES, INC.</u>

<u>INDEPENDENT AUDITOR'S REPORT</u>
<u>ON INTERNAL CONTROL</u>



Thomas F. Reynolds, CPA ♦ Frank A. Rowella, Jr., CPA ♦ Steven I. Risbridger, CPA ♦ Scott D. Crane, CPA ♦ Ben Maini, CPA ♦ Dan Harris, CPA

## INDEPENDENT AUDITOR'S REPORT
## ON INTERNAL CONTROL

To the Shareholder of
J.M. Lummis Securities, Inc.
New Canaan, Connecticut

In planning and performing our audit of the financial statements of J.M. Lummis Securities, Inc., (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

90 Grove Street, Suite 101, Ridgefield, CT 06877  203-438-0161
51 Locust Ave, Suite 303, New Canaan, CT 06840  203-972-5191
87 Old Ridgefield Road, Wilton, CT 06897  203-762-2419

Fax: 203- 431-3570
email: info@reynoldsrowella.com
website: www.reynoldsrowella.com

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Reynolds & Rowella, LLP*

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 10, 2012

Reynolds LLP
& Rowella

J.M. LUMMIS SECURITIES, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SECURITIES INVESTOR
PROTECTION CORPORATION ASSESSMENT
RECONCILIATION
DECEMBER 31, 2011



J.M. LUMMIS SECURITIES, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SECURITIES INVESTOR
PROTECTION CORPORATION ASSESSMENT
RECONCILIATION
DECEMBER 31, 2011



# Reynolds & Rowella LLP
### expect more from us
## Full Service Accounting & Financial Solutions

*Partners:*

Thomas F. Reynolds, CPA ♦ Frank A. Rowella, Jr., CPA ♦ Steven I. Risbridger, CPA ♦ Scott D. Crane, CPA ♦ Ben Maini, CPA ♦ Dan Harris, CPA

## INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT RECONCILIATION

To the Shareholder of
J.M. Lummis Securities, Inc.
New Canaan, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by J.M. Lummis Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "Specified Parties"), solely to assist you and the other Specified Parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report had been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

90 Grove Street, Suite 101, Ridgefield, CT 06877  203-438-0161
51 Locust Ave, Suite 303, New Canaan, CT 06840  203-972-5191
87 Old Ridgefield Road, Wilton, CT 06897  203-762-2419

Fax: 203-431-3570
email: info@reynoldsrowella.com
website: www.reynoldsrowella.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties listed above and is not intended to be and should not be used by anyone other than these Specified Parties.

Reynolds & Rowella, LLP

February 10, 2012
New Canaan, Connecticut



**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

**SIPC-7**

(33-REV 7/10)

For the fiscal year ended    December 31    , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050435 FINRA Dec
J.M. Lummis securities, Inc.
50 Locust Avenue
New Canaan, CT 06840

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Susan Galione    (800) 243-4381

2. A. General Assessment (item 2e from page 2)     $     1,874

   B. Less payment made with SIPC-6 filed (exclude interest)     (    944    )
   
       7/20/2011
       Date Paid

   C. Less prior overpayment applied     (        )

   D. Assessment balance due or (overpayment)     930

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward)     $    930

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above)     $    930

   H. Overpayment carried forward     $(       )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J.M. Lummis Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 31$^{st}$ day of January, 20 12.

Vice President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

---

**SIPC REVIEWER**

Dates: _____ _____ _____
      Postmarked     Received     Reviewed

Calculations _____     Documentation _____     Forward Copy _____

Exceptions:

Disposition of exceptions:



# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan 1__, 20 __11__
and ending __Dec 31__, 20__11__

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)                                    $ __869,572__

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

   (2) Net loss from principal transactions in securities in trading accounts. _____

   (3) Net loss from principal transactions in commodities in trading accounts. _____

   (4) Interest and dividend expense deducted in determining item 2a. _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

   (7) Net loss from securities in investment accounts. _____

      Total additions _____

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

   (2) Revenues from commodity transactions. _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.                                             __89,748__

   (4) Reimbursements for postage in connection with proxy solicitation. _____

   (5) Net gain from securities in investment accounts.                         __37__

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.                                              __30,123__

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

      _____                        _____

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.     $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).     $_____

      Enter the greater of line (i) or (ii) _____

      Total deductions                                              __119,908__

2d. SIPC Net Operating Revenues                                    $ __749,664__

2e. General Assessment @ .0025                                    $ __1,874__

(to page 1, line 2.A.)

Reynolds &Rowella LLP